Filed by Pivotal Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pivotal Acquisition Corp. (File No. 001-38789)

Commission File No. for the Related Registration Statement: 333-232238

Pivotal Acquisition Corp Announces Acquisitions by KLDiscovery

•	KLDiscovery Completes Acquisitions of Two Firms-- Strategic Legal Solutions and Compiled

•	Accretive Acquisitions Add $12 million of Revenue in 2020

•	Expands KLD’s Global Customer Base and Information Governance and eDiscovery Software Offerings

New York, NY and McLean, VA, July 29, 2019 – Pivotal Acquisition Corp (NYSE: PVT) (“Pivotal”), a public investment vehicle, and KLDiscovery (“KLD”), a leading global provider of electronic discovery, information governance and data recovery services, today announced that KLD has acquired New York-based Strategic Legal Solutions (SLS) and Richmond, Virginia-based Compiled. Financial terms of the acquisitions were not disclosed.

The acquisitions reflect KLD’s capital allocation framework and demonstrate its commitment to driving long-term revenue growth by identifying entrepreneur-led acquisition targets that enhance its global footprint, technology capabilities and client base. SLS and Compiled are expected to be fully integrated by the fourth quarter of 2019, enabling substantial cost savings once fully on-boarded. The acquisitions will be accretive to 2019 earnings and are projected to add $12 million of revenue in 2020.

“These transactions represent significant milestones for our company as we grow our business and expand our Information Governance and eDiscovery software offerings,” said Chris Weiler, CEO of KLD. “Strategic Legal Solutions’ robust client base will now have access to KLD’s extensive platform and Compiled’s ReadySuite offering will provide additional flexibility in how we address the industry’s unique data management needs. Together, these acquisitions broaden our customer base with the addition of key client relationships, strengthen our end-to-end technology platform and provide significant revenue opportunities for the future.”

“As we move towards the closing of the merger between KLD and Pivotal, we are excited to see Chris and his team identify and execute accretive tuck-in acquisitions that will drive long term value creation for all shareholders,” said Jonathan Ledecky, Chairman and CEO of Pivotal. “A disciplined M&A strategy is a core tenet to our investment thesis and an important driver of growth for KLD. We look forward to building on this momentum and continuing to execute on KLD’s M&A strategy.”

Strategic Legal Solutions offers eDiscovery and managed document review services primarily in New York and Michigan. The addition of a managed document review facility in Detroit, Michigan will bring KLD’s managed document review capabilities to 13 locations across six countries. Jay Horowitz, the CEO and founder of SLS and a 23-year industry veteran, will join KLD as Senior Vice President, Global Solutions Strategy and will continue to manage SLS’ key relationships with AmLaw 100 law firms and Fortune 100/500 corporations. “This is an exciting chapter for us as we join the KLD family,” said Mr. Horowitz. “Our clients, which include some of the largest corporations in the world, will soon benefit from KLDiscovery’s advanced technology, global footprint and ‘white glove’ customer service.”

Compiled provides its self-service and subscription-based flagship offering, ReadySuite, which assists law firms, service providers, consultants and corporations handle discovery documents in their eDiscovery workflow. ReadySuite will continue to be sold as a stand-alone service offering and will be integrated into Nebula, KLD’s proprietary e-discovery platform. Compiled CEO Justin Blessing will join KLD as Director of Engineering. “Integrating ReadySuite’s unique tool set will further expand the capabilities of KLD’s best-in-class Nebula platform – a win for our global customer base,” said Mr. Blessing.

Additional Information and Where to Find It

Pivotal has filed a Registration Statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) to be used in connection with its meeting of stockholders to approve the proposed transaction with KLD. The proxy statement/prospectus will be mailed to stockholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Pivotal and KLD once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Pivotal when and if available, can be obtained free of charge on Pivotal’s website at www.pivotalac.com or by directing a written request to Pivotal Acquisition Corp., c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

Participants in the Solicitation

Pivotal and KLD and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pivotal’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Pivotal’s directors and officers in Pivotal’s filings with the SEC, including Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pivotal’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Compiled

Since 2008, Compiled has created specialized software tools to aid in meeting tight litigation deadlines while adhering to strict quality standards. ReadySuite, the bundled suite of these tools, gives nontechnical and technical eDiscovery professionals the ability to perform a number of quality control, load file manipulation and image processing steps to data involved in litigation or regulatory matters. Clients include law firms, eDiscovery service providers and in-house legal teams. More information can be found at www.compiled.com.

About Strategic Legal Solutions

Strategic Legal Solutions is a global provider of end-to-end eDiscovery, corporate and staffing support to AmLaw 100 firms and Fortune 500 corporations across industry sectors. With 20 years of experience, Strategic Legal Solutions offers its clients state-of-the-art legal support services including forensic collection, data processing and hosting, early case assessment, analytics (e.g., threading and predictive coding), managed document review, production and provides consultation for information governance and cybersecurity. For more information, please visit www.strategiclegal.com.

About KLDiscovery

KLDiscovery provides technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. The company, with offices in 40+ locations across 20 countries, is a global leader in delivering best-in-class eDiscovery, information governance and data recovery solutions to support the litigation, regulatory compliance, internal investigation and data recovery and management needs of our clients. Serving clients for over 30 years, KLDiscovery offers data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software and data hosting for web-based document reviews, and managed document review services. In addition, through its global Ontrack Data Recovery business, KLDiscovery delivers world-class data recovery, email extraction and restoration, data destruction and tape management. KLDiscovery has been recognized as one of the fastest growing companies in North America by both Inc. Magazine (Inc. 5000) and Deloitte (Deloitte’s Technology Fast 500) and CEO Chris Weiler was recognized as a 2014 Ernst & Young Entrepreneur of the Year™. Additionally, KLDiscovery is a Relativity Certified Partner and maintains ISO/IEC 27001 Certified data centers around the world. For more information, please email info@kldiscovery.com or visit www.kldiscovery.com.

About Pivotal Acquisition Corp.

Pivotal Acquisition Corp. (NYSE: PVT), a public investment vehicle, is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Pivotal’s securities are quoted on the New York Stock Exchange under the ticker symbols PVT, PVT WS and PVT.U. For more information, visit www.pivotalac.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLD’s future financial and business performance for the full-year 2019, attractiveness of KLD’s product offerings and platform and the value proposition of KLD’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Pivotal’s or KLD’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Pivotal stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; KLD’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLD’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLD’s solutions; the success of other competing technologies that may become available; KLD’s ability to identify and integrate acquisitions; the performance and security of KLD’s services; potential litigation involving Pivotal or KLD; and general economic and market conditions impacting demand for KLD’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure of other closing conditions, as well as other risks and uncertainties set forth in the “Risk Factors” section of Pivotal’s Registration Statement on Form S-4 and any subsequent reports that Pivotal files with the SEC. Neither Pivotal nor KLD undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contacts

Marc P. Griffin

646-277-1290

Marc.Griffin@ICRinc.com

Michael Bowen

203-682-8299

Michael.Bowen@ICRinc.com

Media Contact

Krystina Jones

888.811.3789

krystina.jones@kldiscovery.com